                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                        (Amendment No.                )*
                     GOLDEN ISLES FINANCIAL HOLDINGS, INC.
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of class of securities)

                                   0003810871
                                 (CUSIP Number)

                               GREGORY S. JUNKIN
                                 P.O. BOX 30297
                           SEA ISLAND, GEORGIA 31561
                                 (912) 638-4447
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:

                            BRUCE N. HAWTHORNE, ESQ.
                                KING & SPALDING
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                               NOVEMBER 14, 1996
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

     Check the following box if a fee is being paid with the Statement. [X] (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (continued on following pages)

CUSIP NO. 0003810871

  1.   NAME OF REPORTING PERSON
       GREGORY S. JUNKIN
       S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON
       ###-##-####
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [X]
                                                                                       (b) [ ]
  3.   SEC USE ONLY
  4.   SOURCE OF FUNDS*
       PF, BF, OO
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                                    [ ]
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       GEORGIA, USA
  NUMBER OF        7.    SOLE VOTING POWER            105,653
   SHARES
BENEFICIALLY       8.    SHARED VOTING POWER            -0-
  OWNED BY
    EACH           9.    SOLE DISPOSITIVE POWER       65,838
  REPORTING
   PERSON
    WITH          10.    SHARED DISPOSITIVE POWER       -0-
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       105,653
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [ ]
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.5%
 14.   TYPE OF REPORTING PERSON*
       IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                               Page 2 of 10 Pages
                            Exhibit Index on Page 10

CUSIP NO. 0003810871

  1.   NAME OF REPORTING PERSON
       PAUL D. LOCKYER
       S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON
       ###-##-####
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [X]
                                                                                       (b) [ ]
  3.   SEC USE ONLY
  4.   SOURCE OF FUNDS*
       PF, OO
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                                    [ ]
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       GEORGIA, USA
  NUMBER OF        7.    SOLE VOTING POWER            59,081
   SHARES
BENEFICIALLY       8.    SHARED VOTING POWER           7,500
  OWNED BY
    EACH           9.    SOLE DISPOSITIVE POWER       48,552
  REPORTING
   PERSON
    WITH          10.    SHARED DISPOSITIVE POWER      7,500
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       66,581
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [ ]
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.8%
 14.   TYPE OF REPORTING PERSON*
       IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                               Page 3 of 10 Pages
                            Exhibit Index on Page 10

CUSIP NO. 0003810871

  1.   NAME OF REPORTING PERSON
       SCOTT A. JUNKIN
       S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON
       ###-##-####
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [X]
                                                                                       (b) [ ]
  3.   SEC USE ONLY
  4.   SOURCE OF FUNDS*
       PF, BF, OO
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                                    [ ]
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       CONNECTICUT, USA
  NUMBER OF        7.    SOLE VOTING POWER            19,744
   SHARES
BENEFICIALLY       8.    SHARED VOTING POWER            -0-
  OWNED BY
    EACH           9.    SOLE DISPOSITIVE POWER       37,244
  REPORTING
   PERSON
    WITH          10.    SHARED DISPOSITIVE POWER       -0-
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       37,244
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [ ]
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.6%
 14.   TYPE OF REPORTING PERSON*
       IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                               Page 4 of 10 Pages
                            Exhibit Index on Page 10

                        STATEMENT PURSUANT TO RULE 13D-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the "Common Stock"), of Golden Isles Financial Holdings, Inc. (the "Issuer"), a Georgia corporation. The address of the Issuer's principal executive offices is 200 Plantation Chase, St. Simons Island, Georgia 31522.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed on behalf of Gregory S. Junkin ("Junkin"), Paul D. Lockyer ("Lockyer") and Scott A. Junkin ("Scott Junkin"; Junkin, Lockyer and Scott Junkin are referred to herein collectively as the "Reporting Persons"), who together may constitute a group within the meaning of Rule 13d-5 of the Act.

     (a-c), (f) Gregory S. Junkin is a citizen of the United States with his principal business address at P.O. Box 30297, Sea Island, Georgia 31561. Paul D. Lockyer is a citizen of the United States with his residential address at 311 Dunbarton Drive, St. Simons Island, Georgia 31522. Scott A. Junkin is a citizen of the United States with his principal business address at 62 Southfield Avenue, Stamford, Connecticut 06902. Until October 17, 1996, Junkin and Lockyer served as the Chief Executive Officer and Chief Operating Officer, respectively, of the Company. Junkin and Lockyer are retired. Scott Junkin is an attorney.

     (d, e) During the last five years, none of the Reporting Persons has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Each of the Reporting Persons acquired Common Stock in the Issuer's initial public offering of its Common Stock and in a subsequent public offering by the Issuer of its Common Stock. Junkin and Lockyer also acquired Common Stock pursuant to compensation arrangements with the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

     On October 17, 1996, the Board of Directors of the Issuer (the "Board") removed Junkin and Lockyer, as Chief Executive Officer and Chief Operating Officer, respectively, of the Issuer and elected Mr. J. Thomas Whelchel, Vice Chairman of the Issuer, to serve as Chief Executive Officer of the Issuer and its subsidiaries. Whelchel, thereafter, on October 25, 1996, sent a letter to the Shareholders of the Issuer informing them of the Board's decision to make a change of management and proposal to make a significant change in the Issuer's goals and operations.

     The Reporting Persons are dissatisfied with the changes made and proposed by Whelchel and the Board. The Reporting Persons have expressed their dissatisfaction with the Board's actions and the proposed policy changes in a letter sent by Junkin to the Shareholders on November 14, 1996. The Reporting Persons have expressed their concerns directly to the Board.

     Except as set forth herein, the Reporting Persons do not, at this time, have any specific plans or proposals which would result in (i) the acquisition or disposition by any person of securities or additional securities of

                               Page 5 of 10 Pages
                            Exhibit Index on Page 10
the Issuer; (ii) any extraordinary corporate transaction such as a merger or reorganization involving the Issuer or any of its subsidiaries; (iii) any sale of transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of the Issuer (v) any material change in the Issuer's business or corporate structure; (vi) any changes in the Issuer's charter or by-laws which may impede the acquisition or control of the Issuer by any person; or (vii) the Common Stock being delisted or becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Nevertheless, the Reporting Persons reserve the right to take any and all actions with respect to the Issuer or its equity securities as may be permitted by law. For instance, although no course of action has presently been decided upon, the Reporting Persons may find it necessary, depending upon actions taken by the Board subsequent to the date hereof, to seek the removal of certain members of the Board or the election of their own nominees to the Board which could involve an increase in the number of directors constituting the full Board. Depending on the response of certain incumbent members of the Board, such action could result in a proxy contest. Any such actions could be taken at either a special meeting or an annual meeting of the shareholders of the Issuer, so long as a quorum were present. The presence in person or by proxy of the holders of not less than one-third of the shares of Common Stock outstanding and entitled to vote would constitute a quorum for special meetings and annual meetings. The Issuer is required to call a special meeting upon the written request of the holders of 25% or more of the shares of the Common Stock entitled to vote in an election of directors. Action to be taken at a special meeting may be taken, with respect to the removal of directors, by a vote of two-thirds of the shares of the Common Stock entitled to vote in an election of directors and, with respect to determining the number of directors constituting the full Board (which must be at least 3 and not greater than 25) and electing new directors, by a vote of a majority of the shares of the Common Stock represented by holders present at the meeting in person or by proxy. Directors may be elected at an annual meeting with the vote of a majority of the shares of the Common Stock represented by holders present at the meeting in person or by proxy.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Schedule 13D, Junkin is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act, as amended) 105,653 shares of Common Stock, which constitutes 4.5% of the outstanding shares of Common Stock and includes 5,544 shares which Junkin has a right to acquire pursuant to warrants or options. As of the date of this Schedule 13D, Lockyer is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act, as amended) 66,581 shares of Common Stock, which constitutes 2.8% of the outstanding shares of Common Stock and includes 46,981 shares which Lockyer has a right to acquire pursuant to options. As of the date of this Schedule 13D, Scott Junkin is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act, as amended) 37,244 shares of Common Stock, which constitutes 1.6% of the outstanding shares of Common Stock and includes 9,872 shares that may be acquired pursuant to warrants.

     (b) Junkin has sole power to vote or to direct the vote of, 105,653 shares of Common Stock, and to dispose or to direct the disposition of, 65,838 shares of Common Stock. Lockyer has sole power to vote or to direct the vote of, 59,081 shares of Common Stock, and sole power to dispose or to direct the disposition of, 48,552 shares of Common Stock. Lockyer shares with Joyce A. Lockyer the power to vote or to direct the vote of, and to dispose or direct the disposition of, 7,500 shares of Common Stock. Joyce A. Lockyer has as her residential address 311 Dunbarton Drive, St. Simons Island, Georgia 31522. Her principal occupation is a homemaker. She has not been, during the last five years, been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Scott Junkin has sole power to vote, or to direct the vote of, 19,744 shares of Common Stock and to dispose or to direct the disposition of, 37,244 shares of Common Stock. (The number of shares of Common Stock in this paragraph (b) include

                               Page 6 of 10 Pages
                            Exhibit Index on Page 10
shares of Common Stock that may be acquired pursuant to warrants or options, as described in paragraph (a) above.)

     (c) Except as indicated herein, no transactions in the Common Stock have been effected by any of the Reporting Persons during the 60 days preceding the date of this Schedule 13D.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Joint Filing Agreement (Pursuant to Rule 13-d1(f))

                               Page 7 of 10 Pages
                            Exhibit Index on Page 10

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /s/  GREGORY S. JUNKIN
                                          --------------------------------------
                                                    Gregory S. Junkin

                                                 /s/  PAUL D. LOCKYER
                                          --------------------------------------
                                                     Paul D. Lockyer

                                                 /s/  SCOTT A. JUNKIN
                                          --------------------------------------
                                                     Scott A. Junkin

Dated: November 14, 1996

                               Page 8 of 10 Pages
                            Exhibit Index on Page 10

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT
                          (PURSUANT TO RULE 13-D1(F))

     The undersigned agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them.

                                                /s/  GREGORY S. JUNKIN
                                          --------------------------------------
                                                    Gregory S. Junkin

                                                 /s/  PAUL D. LOCKYER
                                          --------------------------------------
                                                     Paul D. Lockyer

                                                 /s/  SCOTT A. JUNKIN
                                          --------------------------------------
                                                     Scott A. Junkin

Dated: November 14, 1996

                               Page 9 of 10 Pages
                            Exhibit Index on Page 10

                                 EXHIBIT INDEX

EXHIBIT                                        DESCRIPTION                                   PAGE
-------       -----------------------------------------------------------------------------  ----
   1.      -- Joint Filing Agreement (Pursuant to Rule 13-d1(f))

                              Page 10 of 10 Pages
                            Exhibit Index on Page 10